

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 21, 2021

David M. Clapper
Chief Executive Officer
Minerva Surgical, Inc.
4255 Burton Drive
Santa Clara, CA 95054

> **Re:** **Minverva Surgical, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.7, 10.8, 10.11, 10.12 and 10.19**
> **Filed September 27, 2021**
> **File No. 333-259832**

Dear Mr. Clapper:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance